SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Dynagas LNG Partners LP

(Name of Issuer)

Common Units

Representing Limited Partner Interests

(Title of Class of Securities)

MHY2188B1083

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. MHY2188B1083	13G/A	Page 2 of 8

1	NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,177,668**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,177,668**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,668**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. MHY2188B1083	13G/A	Page 3 of 8

1	NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,177,668**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,177,668**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,668**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. MHY2188B1083	13G/A	Page 4 of 8

1	NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,177,668**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,177,668**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,668**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to the Schedule 13G originally filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 14, 2014 (the “Original 13G”) to report their beneficial ownership of Common Units Representing Limited Partner Interests (the “Common Units”) of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Issuer”), held by the Zimmer Accounts. Stuart J. Zimmer is the sole member of the GP. The GP is the general partner of the Investment Manager. The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”), ZP Energy Fund L.P. (the “Energy Fund”) and managed accounts (collectively with the Master Fund and the Energy Fund, the “Zimmer Accounts”).

The Original 13G is amended and restated to read as follows:

Item 1(a)	Name of Issuer.

Dynagas LNG Partners LP

Item 1(b)	Address of Issuer’s Principal Executive Offices.

97 Poseidonos Avenue & 2, Foivis Street,
Glyfada, 16674, Greece

Item 2(a)	Name of Person Filing.

(1) Zimmer Partners, LP

(2) Zimmer Partners GP, LLC

(3) Stuart J. Zimmer

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
888 Seventh Avenue, 23rd Floor
New York, NY 10106

Item 2(c)	Citizenship or Place of Organization.

(1) Zimmer Partners, LP is a Delaware limited partnership.

(2) Zimmer Partners GP, LLC is a Delaware limited liability company.

(3) Stuart J. Zimmer is a U.S. citizen.

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Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partner Interests.

Item 2(e)	CUSIP Number.

MHY2188B1083

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) The Reporting Persons may be deemed the beneficial owners of 1,177,668 Common Units.

(b)    The Reporting Persons may be deemed the beneficial owners of 5.7% of the outstanding Common Units. This percentage was determined by dividing 1,177,668 by 20,505,000, which is the number of Common Units outstanding as of December 22, 2014, according to Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed on December 23, 2014 with the Securities and Exchange Commission.

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(c) The Reporting Persons have the shared power to vote and dispose of the 1,177,668 Common Units beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

Zimmer Partners, LP

By: Zimmer Partners GP, LLC, its general partner

By:	/s/ Stuart J. Zimmer
STUART J. ZIMMER, Sole Member

Zimmer Partners GP, LLC

By:	/s/ Stuart J. Zimmer
STUART J. ZIMMER, Sole Member

/s/ Stuart J. Zimmer
Stuart J. Zimmer

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